SEC 05039284 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stuart Stone & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

171 Ridgedale Ave Suite F
(No. and Street)

Florham Park (City) NJ (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Grasso (973) 443-9666 973 443 0658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Co. CPA PC
(Name – *if individual, state last, first, middle name*)

485 Jericho Turnpike (Address) Mineola (City) NY (State) 11501 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Greg Grasso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuart Stone & Company LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

PATRICIA A COFFMAN
NOTARY PUBLIC N.J.
MY COMMISSION EXPIRES 06-30-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flow Statement
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART STONE & COMPANY, L.L.C.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2004

STUART STONE & COMPANY, L.L.C.

FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT

To the Member of
Stuart Stone & Company, L.L.C.
Florham Park, New Jersey

We have audited the accompanying statement of financial condition of Stuart Stone & Company, L.L.C. as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuart Stone & Company, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Specifically omitted is the statement of changes in liabilities subordinated to claims of general creditors due to its inapplicability in the absence of any subordinated liabilities. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

Mineola, NY
February 17, 2005

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSETS

Current assets:	
Cash and cash equivalents	$ 77,167
Prepaid expenses	450
Commission receivable	2,116
Total current assets	79,733
Office condominium, at cost, net of accumulated depreciation of $29,408	177,517
TOTAL ASSETS	$ 257,250

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Current portion of long-term debt	$ 4,200
Accrued expenses	38,823
Loan payable related party	13,557
Total current liabilities	56,580
Long–term debt, net of current portion	155,818
Total liabilities	212,398
Member's equity	44,852
TOTAL LIBILITIES AND MEMBER'S EQUITY	$ 257,250

See accompanying notes to financial statements.

STUART STONE & COMPANY, L.L.C.
STATEMENT OF OPERATIONS
For the Year-Ended December 31, 2004

Revenue:	
Commission	$ 157,469
Advisory fees	133,410
Other	10,020
Total Revenue	300,899
Operating expenses:	
Commission	103,531
Advisory fees	150,398
Professional fees	5,500
Communications	1,547
Salaries	9,276
Interest	8,566
Automobile	7,846
Employee benefits	972
Insurance	3,684
Miscellaneous	960
Taxes - other	50
Travel	98
Depreciation	5,306
Postage	1,074
Equipment rental	158
Registration fees and expenses	5,690
Repairs	2,919
Office	737
Utilities	2,474
Total Expenses	310,786
NET LOSS	$ (9,887)

See accompanying notes to financial statements.

STUART STONE & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Operating Activities:	
Net Loss Income	$ (9,887)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	5,306
Increase in current portion of long-term debt	362
Increase in loan payable	13,557
Decrease in accrued expenses	(39,421)
Decrease in commissions	30,844
Total	10,648
NET CASH PROVIDED BY OPERATING ACTIVITIES	761
Cash flows (used by) Financing Activities	
(Decrease) in Long Term Debt	(5,677)
NET CASH (USED BY) FINANCING ACTIVITIES	(5,677)
Net Change in Cash	(4,916)
Cash at Beginning of Year	82,083
CASH AT END OF YEAR	$ 77,167
SUPPLEMENTAL INFORMATION	
Cash Paid for:	
Taxes	$ 50
Interest	$ 8,566

See accompanying notes to financial statements.

STUART STONE & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2004

Balance – January 1,2004	$ 54,739
Net Loss	(9,887)
BALANCE – December 31, 2004	$ 44,852

See accompanying notes to financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Business

Stuart Stone & Company, L.L.C. (the "Company") is a registered broker/dealer whose principal business activity is the sale of mutual fund shares and other securities to the general public. The Company's customers are principally located in the New Jersey and New York metropolitan region. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments, that potentially subject the Company to concentration of credit risk, consist principally of commissions receivable and marketable securities. The Company's policies do not require collateral to support commissions receivable. However, because of the diversity of individual accounts which comprise the total commissions receivable balance, and because the marketable securities consists of diversified mutual funds, management does not believe that the Company has any significant credit risk.

Office Condominium

The Company's office condominium is stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the building's estimated useful life, which is 39 years. Depreciation expense was $5,306 for the year ended December 31, 2004.

Revenue Recognition

Customers' securities transactions and the related commission income and expense are recorded on a trade date basis. Management advisory income and related expenses are recorded as reported by the advisory consultant.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

As a single-member limited liability company, the Company is treated as a pass-through entity for federal and state income tax purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the Company's taxable income or loss is reported on the individual income tax return of the Company's sole member, who is responsible for any income taxes that may arise there from.

NOTE 2- Long Term Debt

Long-term debt consists of the following:

Adjustable rate note payable to a bank at prime rate plus 1.75%, secured by a mortgage on the Company's office condominium. The interest rate at December 31, 2004 was 6.5%. The monthly installments were interest only. The note is due June 2024.	$ 160,018
Less: current maturities	4,200
Long-term debt, net of current portion	$ 155,818

Long-term-debt matures as follows:

Year ending December 31,	Amount
2005	4,200
2006	4,657
2007	5,098
2008	5,604
Thereafter	136,259
	$ 155,818

NOTE 3 - Related Party Transactions

Loan payable related party includes approximately $13,600 of payables to related parties. Such liabilities will be satisfied in the normal course of business.

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company has statutory net capital of $27,353 which is $22,353 in excess of its required net capital of $5,000 pursuant to rule 15c3-1(a)(vi). The Company's net capital ratio is 2.06 to 1. The Company is also in compliance with State of New Jersey Bureau of Securities regulations N.J.S.A. 49:s-57 and 13:47A-1.5, which require the maintenance of minimum net capital.

ADDITIONAL INFORMATION

NET CAPITAL:	
Member's equity	$ 44,852
Deductions:	
Non-allowable assets:	
Office condominium, net of accumulated depreciation and mortgage payable	17,499
NET CAPITAL	$ 27,353
AGGREGATE INDEBTEDNESS:	
Total liabilities	56,580
Aggregated indebtedness	$ 56,580
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 22,353
Ratio: Aggregate indebtedness to net capital	2.06:1
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION	
Net capital per Focus Report, Form X-17A-5, Part IIA, filed for the quarter ended December 31, 2004	$ 27,418
Net audit adjustments	(65)
Net capital, December 31, 2004, per computation of net capital included herewith	$ 27,353

Pursuant to rule 15c3-3(k)(2)(ii) regarding exemption from the provisions of section 240. 15c3-3, Stuart Stone & Company, L.L.C. carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker, does not hold funds or securities for, or owe money or securities to customers. Therefore, Stuart Stone & Company, L.L.C. is exempt from the provisions of this section. Consequently, information regarding the determination of reserve requirements, possession or control requirements and any related reconciliations are not herewith presented.

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Member
Stuart Stone & Company, L.L.C.
Florham Park, New Jersey

In planning and performing our audit of the financial statements of Stuart Stone & Company, L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stuart Stone & Company, L.L.C. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

February 17, 2005